UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                   I MANY INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    44973Q103
                                 (CUSIP Number)

                                 AUGUST 28, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|      Rule 13d-1(b)
|_|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)



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1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          GAGNON SECURITIES LLC

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2.
          CHECK THE APPROPRIATE BOX IF A GROUP*                                                            (a)
                                                                                                           (b) |X|
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3.        SEC USE ONLY



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4.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE LIMITED LIABILITY COMPANY

--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------- ----------------------------------------------
    NUMBER OF       5.
      SHARES              SOLE VOTING POWER                                                    5,439,953 *SEE NOTE 1*
------------------- ----- --------------------------------------------- ----------------------------------------------
------------------- ----- --------------------------------------------- ----------------------------------------------
   BENEFICIALLY     6.
     OWNED BY             SHARED VOTING POWER
------------------- ----- --------------------------------------------- ----------------------------------------------
------------------- ----- --------------------------------------------- ----------------------------------------------
       EACH         7.
    REPORTING             SOLE DISPOSITIVE POWER                                               5,439,953 *SEE NOTE 1*
------------------- ----- --------------------------------------------- ----------------------------------------------
------------------- ----- --------------------------------------------- ----------------------------------------------
   PERSON WITH:     8.
                          SHARED DISPOSTIVE POWER
------------------- ----- --------------------------------------------- ----------------------------------------------
--------- ---------------------------------------------------------------------------- -------------------------------
9.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                         5,439,953 *SEE NOTE 1*
--------- ---------------------------------------------------------------------------- -------------------------------
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10.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------- ------------------------------------------------------------------------------------------------------------
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11.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                    10.05%
--------- ---------------------------------------------------------------------------- -------------------------------
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12.
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                    IA
--------- ---------------------------------------------------------------------------- -------------------------------




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ITEM 1.
        (a) Name of Issuer:                                  I MANY INC.

                                                             399 THORNALL STREET
        (b) Address of Issuer's Principal Executive Offices: EDISON, NJ 08837

ITEM 2.
        (a) Name of Person Filing:                           GAGNON SECURITIES LLC

        (b) Address of Principal Business Office or, if none, Residence:
                                                              1370 AVE. OF THE AMERICAS,
                                                              SUITE 2400
                                                              NEW YORK, NY 10019
        (c) Citizenship:
                                                             DELAWARE
                                                             LIMITED LIABILITY COMPANY

        (d) Title of Class of Securities:                    COMMON STOCK,
                                                             PAR VALUE $0.0001 PER SHARE

        (e) CUSIP Number:                                    44973Q103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR
        240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
        (d) [ ] Investment  company  registered  under section 8 of the Investment
                Company Act of 1940 (15 U.S.C 80a-8).
        (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
        (f) [ ] An employee benefit plan or endowment fund in accordance with
                ss.240.13d-1(b)(1)(ii)(F);
        (g) [ ] A parent holding company or control person in accordance with
            ss. 240.13d-1(b)(1)(ii)(G);
        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance
                Act (12 U.S.C. 1813);
        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).
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ITEM 4. OWNERSHIP.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 5,439,953 *SEE NOTE 1*

                                   10.05% which is based on the sum of (i)
                                   approximately 53,387,643 outstanding shares
                                   as reported by the Issuer on its Form 10-Q
                                   filed August 8, 2008; (ii) 299,998 shares of
                                   Issuer Common Stock issuable upon the
     (b) Percent of class:         exercise of warrants issued to the accounts
                                   managed by the Reporting Person; and (iii)
                                   439,882 shares of Issuer Common Stock
                                   issuable upon the exercise of convertible bonds issued to the accounts managed by the Reporting Person.

     (c)          Number of shares as to which the person has:

                   (i)  Sole power to vote or to direct the vote:                     5,439,953 *SEE NOTE 1*
                   (ii) Shared power to vote or to direct the vote:                       0
                  (iii) Sole power to dispose or to direct the disposition of:        5,439,953 *SEE NOTE 1*
                   (iv) Shared  power to dispose or to direct the  disposition of:        0




*NOTE 1* Gagnon Securities LLC (the "Reporting Person"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to several customer accounts, foundations, partnerships, trusts, and private investment funds (collectively, the "Funds"). In its role as investment manager, the Reporting Person possesses investment and/or voting power over the securities of the Issuer described in this schedule that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported on this schedule are owned by the Funds. The Reporting Person expressly disclaims beneficial ownership of all securities held in the Funds' accounts. No single client's interest as reported in the customer accounts at Gagnon Securities LLC exceeds 5% of the outstanding Common Stock of the Issuer. In addition, the filing of this Schedule 13G/A shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G/A for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

         Neil Gagnon is the managing member of Gagnon Securities LLC. His personal ownership in the Issuer's securities is 1.42%.


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ITEM 5           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     The Funds described above in Note 1 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Person, the interest in any such Fund does not exceed 5% of the class of securities. The Reporting Person disclaims beneficial ownership of all such securities.

ITEMS 7 - 9      Not Applicable

ITEM 10.         CERTIFICATION

                         The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above
 (a) were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. [X]


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 10, 2008
Date

/s/ Neil Gagnon
Signature

Neil Gagnon
Name/Title



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION:    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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